EXHIBIT 99.1

April 23, 2012

Immediate Report – Withdrawal of a Claim and a Motion to Certify it as a Class Action Against D.B.S. Satellite Services (1998) Ltd.

To:           The Tel Aviv Stock Exchange
The Israeli Securities Authority

On April 22, 2012, Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) announced that its subsidiary, D.B.S. Satellite Services (1998) Ltd. ("DBS"), reported that the Tel Aviv District Court approved the withdrawal of a claim and motion to certify the claim as a class action, which was filed against DBS in December 2010.  The claim, which alleged damages of approximately NIS 600 million, asserted, among other things, that DBS did not include required programs in its basic package, removed channels without authorization, did not meet certain requisite investment obligations and breached its duties with respect to the broadcast of advertisements, promotions and commercial content.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.